UNTIED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(AMENDMENT No. 3)*

FIRST CITIZENS BANCSHARES, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

319462‑10

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 ☒ Rule 13d-1(b)

 ☐ Rule 13d-1(c)

 ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 319462-10

1.   Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only).

First Citizens National Bank Employee Stock Ownership Plan and Trust

62‑0201100

2.  Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)

     (b)   X

3.  SEC Use Only

4.  Citizenship or Place of Organization

Tennessee

Number of Shares Beneficially Owned by Each Reporting Person With:

            5. Sole Voting Power                           750,798

6. Shared Voting Power                                   0

7. Sole Dispositive Power                     750,798

8. Shared Dispositive Power                            0

9.  Aggregate Amount Beneficially Owned by Reporting Person

750,798

10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares

11.  Percent of Class Represented by Amount in Row (9)

20.8%

12.  Type of Reporting Person

EP

CUSIP No. 319462-10

Item 1.

(a) Name of Issuer:

First Citizens Bancshares, Inc.

(b) Address of Issuer’s Principal Executive Offices:

One First Citizens Place

Dyersburg, TN  38024

Item 2.

(a) Name of Person Filing

First Citizens National Bank Employee Stock Ownership Plan and Trust

(b) Address of Principal Business Office or, if None, Residence

One First Citizens Place

Dyersburg, Tennessee 38024

(c)  Citizenship

Tennessee

(d) Title of Class of Securities

Common Stock

(e) CUSIP Number

319462-10

Item 3.  If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(f)         ☒     An employee benefit plan or endowment fund in accordance with Rule 240.13d-1(b)(1)(ii)(F);

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount Beneficially Owned: 750,798

(b) Percent of Class: 20.8%

(c) Number of shares as to which such person has:
(i) sole power to vote or to direct the vote	750,798
(ii) shared power to vote or to direct the vote	0
(iii) sole power to dispose or to direct the disposition of	0
(iv) shared power to dispose or to direct the disposition of	750,798

CUSIP No. 319462-10

Item 5.  Ownership of Five Percent or Less of Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10.  Certification

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not  acquired for the purpose of and do not have the effect of  changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FIRST CITIZENS NATIONAL BANK EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

By its Administrators:

/s/ June Jones	February 14, 2012
June Jones, Administrator

/s/ Kerrie Heckethorn	February 14, 2012
Kerrie Heckethorn, Administrator

/s/ John Tucker	February 14, 2012
John Tucker, Administrator

/s/ Laura Beth Butler	February 14, 2012
Laura Beth Butler, Administrator

/s/ Sherry Brown	February 14, 2012
Sherry Brown, Administrator